Exhibit 15.1

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

TIM Participações S.A:

We have conducted a review of the unaudited interim financial information of TIM Participações S.A. (the “Company”) for the period ended March 31, 2006, as indicated in our report dated April 13, 2006; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above is being incorporated by reference in the Registration Statement (Form F-3) and related Prospectus of the Company.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Directa Auditores Independentes

Rio de Janeiro, Brazil

May 15, 2006